# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ikena Oncology, Inc., CIK 0001835579
CUSIP: 45175G108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 645 Summer Street, Suite 101, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000904454-23-000572
Filed by CIK 0000882095

## Reporting persons
- GILEAD SCIENCES INC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,521,312; shared voting power 0; sole dispositive power 1,521,312; shared dispositive power 0; aggregate amount beneficially owned 1,521,312 (3.6% of the class)
  Comment: The numbers reported in rows 5, 7, and 9 reflect the Reporting Person's beneficial ownership as of February 11, 2025. The percent reported in row 11 is calculated based on 42,042,645 shares of common stock, par value $0.001 per share, of the Issuer ("Common Stock"), which excludes 6,215,466 shares of non-voting Common Stock, outstanding as of November 1, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Issuer
Name of issuer: Ikena Oncology, Inc.
Address of issuer's principal executive offices: 645 Summer Street, Suite 101, Boston, Massachusetts, 02210

## Item 2. Person Filing
Name of person filing: Gilead Sciences, Inc. (the "Reporting Person").
Address of principal business office or, if none, residence:
333 Lakeside Drive
Foster City, California 94404
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,521,312
Percent of class: 3.6
Sole power to vote or to direct the vote: 1,521,312
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,521,312
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GILEAD SCIENCES INC: /s/ Andrew Dickinson, Andrew Dickinson, Chief Financial Officer (02/13/2025)